Norske Skog

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Skogn, 2002-03-13

United States Securities and Exchange Commission
Washington DC 20549

USA

02028007

SUPPL

02 MAR 27 AM 8:43

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange March 12, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad
Oddrunn Ringstad

PROCESSED
MAY 14 2002
THOMSON FINANCIAL P

Enclosure: Message to Oslo Stock Exchange February 27, 2002

dlw 5/9

7620 Skogn N-7620 Skogn, Norway
Telefon: 74 08 70 00 Telephone: +47 74 08 70 00

SHARES TO EMPLOYEES

Norske Skog has today sold 270,120 shares to employees in Norway and abroad at a share price of NOK 133.

Norske Skog has now 892,604 shares in treasury.

Skogn, 12 March, 2002
Norske Skogindustrier ASA

Jarle Langfjæran